Exhibit 99.1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 roger.chuchen@audiocodes.com

AudioCodes Announces Filing of Form 20-F

for the Fiscal Year Ended December 31, 2025

Or Yehuda, Israel – March 30, 2026 - AudioCodes (NASDAQ: AUDC) Press Release

Details

AudioCodes Ltd., a global leader in enterprise voice and VoiceAI business solutions (“AudioCodes”), today announced that it has filed its Annual Report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) with the United States Securities and Exchange Commission. The 2025 Annual Report can be accessed on AudioCodes’ website at http://www.audiocodes.com (under the heading “Investor Relations”). Alternatively, AudioCodes’ shareholders may also request a hard copy of the 2025 Annual Report, free of charge, by contacting AudioCodes using the contact details provided at the top of this press release.

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About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a global leader in enterprise voice and VoiceAI business solutions. We help organizations unlock the full value of voice, transforming every conversation, whether human or AI, into a strategic asset that drives better business outcomes. Our portfolio spans voice connectivity, unified communications and contact center integration, and next-generation voice AI applications that enhance collaboration, automate workflows and deliver real-time insights. With over 30 years of global experience and trusted by 65 of the Fortune 100, AudioCodes powers the intelligent enterprise, connecting people, platforms and data to move business forward.

For more information on AudioCodes, visit http://www.audiocodes.com.

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AudioCodes Press Release

©2026 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, AudioCodes One Voice, AudioCodes Meeting Insights, and AudioCodes Room Experience are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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